IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE



PENNZOIL COMPANY,                             )
a Delaware corporation,                       )
                                              )
       Plaintiff,                             )
                                              )
  v.                                          )     C.A. No. 97-353
                                              )
UNION PACIFIC RESOURCES GROUP,                )
INC., a Utah corporation,                     )
and RESOURCES NEWCO, INC., a                  )
Delaware corporation,                         )
                                              )
       Defendants.                            )

                                   COMPLAINT
                                   ---------

     Plaintiff Pennzoil Company ("Pennzoil" or the "Company"), by its undersigned attorneys, for its complaint alleges upon knowledge as to its own conduct and upon information and belief as to all other matters, as follows:

                             Nature Of This Action
                             ---------------------

     1. Pursuant to Section 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. ss. 78n(e), and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder, Pennzoil seeks preliminary and permanent injunctive relief requiring defendants Union Pacific Resources Group, Inc. ("Resources") and Resources Newco, Inc. ("Newco"; together with Resources, "UPR") to correct the false and misleading statements made by UPR in the Schedule 14D-1 dated June 23, 1997 (the "Schedule 14D-1", attached as Exhibit A) distributed by UPR to Pennzoil's stockholders in connection with

UPR's unsolicited tender offer for 50.1% of Pennzoil's shares outstanding on a fully diluted basis (the "Tender Offer").

     2. As more fully described below, the Schedule 14D-1 mischaracterizes and omits material information in a manner that substantially inhibits full and fair understanding of the Tender Offer. Among other things, the Schedule 14D-1 omits material facts in order to create the misleading impression that Mr. James L. Pate, Pennzoil's Chairman, President and Chief Executive Officer, suggested and otherwise supports the transaction proposed by UPR. Further, the Schedule 14D-1 fails to disclose the fact that Resources could become potentially liable to its former parent corporation, Union Pacific Corporation ("UPC"), for enormous tax indemnity obligations, which would have a material adverse effect on Resources and the value of any consideration received by any Pennzoil stockholder who became a Resources stockholder if UPR's proposed coercive two-step transaction was consummated. Subsequent disclosures by representatives of UPR are likewise misleading. Finally, the Schedule 14D-1 fails to disclose the full extent of the adverse accounting consequences that UPR's proposed transaction may have on UPR and its future stockholders. Corrective disclosure by defendants are necessary to cure false and misleading statements and omissions made in the
Schedule 14D-1 so that Pennzoil's stockholders will have the benefit of full and accurate disclosure concerning the Tender Offer. In addition, Pennzoil is seeking expedited discovery so that its board of directors will have the benefit of accurate and timely information concerning the issues raised in the lawsuit for its consideration in connection with its response to UPR's offer as required by the SEC's rule adopted pursuant to Section 14(e).

                             Jurisdiction and Venue
                             ----------------------

     3. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. ss. 78aa, because the action arises under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC.

     4. Venue is proper in this District pursuant to Section 27 of the Exchange Act because Resources transacts business in Delaware, Newco, a wholly owned subsidiary of Resources, is incorporated in this State, and acts and transactions constituting violations of the Exchange Act occurred in Delaware.

     5. This Court has personal jurisdiction over the defendants pursuant to
Section 27 of the Exchange Act.

                                  The Parties
                                  -----------

     6. Plaintiff Pennzoil is an energy company engaged primarily in oil and gas exploration and production, in the processing, refining and marketing of oil, motor oil and refined products, and in franchise operations in the fast oil change business. Pennzoil's principal excecutive offices are located at Pennzoil Place, Houston, Texas. Pennzoil has approximately 46.9 million shares of common stock outstanding which are traded on the New York Stock Exchange. Pennzoil's common stock is held by over 18,000 stockholders of record.

     7. Pennzoil conducts its operations in three principal business segments. Pennzoil's oil and gas segment engages in the acquisition, exploration, exploitation and development of prospective and proved oil and gas properties, the production and sale of crude oil, condensate and natural gas liquids and the production, treatment and sale of natural gas. Pennzoil's motor oil and refined products business segment is a worldwide marketer of premium automotive and other branded products, including particularly Pennzoil brand motor oil, which has been the number one selling motor oil in the United States for 11 consecutive years and currently commands a market share of about 21%. Pennzoil's franchise operations segment includes the well-known and valuable Jiffy Lube fast oil change system and brand name. As discussed below, Pennzoil is in the early stages of implementing a long-term business plan which has already produced positive results in each of its business segments and which Pennzoil believes will produce even more positive gains for its stockholders in the coming years.

     8. Defendant Resources is a Utah corporation whose principal executive offices are located at 801 Cherry Street, Fort Worth, Texas. Resources was formerly a wholly-owned subsidiary of UPC, which also owned the Union Pacific Railroad Company. In October 1995, Resources sold 42.5 million shares of its common stock in an initial public offering (the "Offering"). In connection with the Offering, UPC announced its intention to distribute its remaining ownership interest in Resources to UPC's shareholders in the form of a tax-free distribution (the "Distribution"). The Distribution was authorized by UPC's board of directors on September 12, 1996, and effected on October 15, 1996.

     9. Defendant Newco is a Delaware corporation whose executive offices are located at 801 Cherry Street, Fort Worth, Texas. Newco, a wholly owned subsidiary of Resources, was formed by Resources to facilitate its attempted hostile takeover of Pennzoil.

                    Pennzoil's Earlier Discussions with UPC
                    ---------------------------------------

     10. In 1994 Pennzoil lost $289 million. Losses continued in 1995, with a loss of $305 million, or $6.60 per share. In light of these results, Pennzoil took aggressive steps designed to, inter alia, improve its income and cash flow, reduce debt, dispose of non-core oil and natural gas reserves and acquire other reserves to strengthen the core areas, and otherwise bolster its oil and natural gas reserves.

     11. In January 1995, when Pennzoil's restructuring initiatives were in their earliest stages and Resources was a wholly-owned subsidiary of UPC, representatives of Pennzoil contacted representatives of UPC to discuss a possible tax-efficient acquisition by Pennzoil of Resources or its assets. At that time, such an acquisition at a favorable price would have facilitated Pennzoil's restructuring initiatives, and the discussions between the parties were in the context of Pennzoil's specific business objectives at the time. For example, Pennzoil needed additional cash flow to maintain its then $3.00 per share dividend and hoped to use cash flow from Resources' assets to provide the necessary funds. Resources also could have provided Pennzoil with additional core reserves to replace the non-core reserves which the Company was then selling off. A transaction involving Resources also would have assisted Pennzoil in achieving its goal of quickly reducing costs.

     12. Transactions proposed by Pennzoil for consideration in January 1995 included a stock-swap "merger of equals" following a tax-free spin-off of Resources by UPC. Under this alternative, the merger agreement would have been signed prior to the spin-off. Another alternative transaction would have involved a cash purchase of producing properties of Resources subject to a large production payment. At no time during these discussions did Pennzoil consider or discuss entering into any transaction in which Pennzoil would be the acquired company or which otherwise would result in a change of control of Pennzoil.

     13. Even though the discussions did not result in a transaction between Pennzoil and Resources, Pennzoil continued to pursue aggressively its restructuring initiatives, and has made substantial progress on a number of fronts.

                                The Distribution
                                ----------------

     14. As set forth above, Resources was a wholly owned subsidiary of UPC until October 1995, when Resources sold 42.5 million shares of its common stock in the Offering. In connection with the Offering, UPC announced its intention to distribute pro rata to its stockholders its remaining ownership interest in Resources by means of the Distribution. The Distribution was subject to certain conditions, including receipt by UPC of a ruling from the Internal Revenue Service (the "IRS") that the Distribution would be tax free to UPC and its shareholders (the "Revenue Ruling").

     15. In October 1995, UPC applied to the IRS for the Revenue Ruling. Among other things, UPC represented to the IRS that Resources had "not allowed any negotiations or discussions, or even any direct or indirect contact, with any possible acqusition target companies regarding an acquisition if [Resources'] stock might be used in the acquisition" and that, consequently, "there have been no negotiations, agreements, or arrangements with respect to any acquisitions that would involve [Resources] stock."

     16. The representation regarding the absence of pre-spin-off negotiations was an important predicate to the issuance of the Revenue Ruling. In Rev.
Rule 96-30, the IRS, in ruling in favor of the tax-free status of a particular distribution, took note of the absence of any pre-spin-off negotiations or agreements regarding a post-spin-off merger and stated that the substance of the transaction (i.e., whether the merger transaction would be considered as having taken place prior to or after the spin-off) would be based on "all of the relevant facts and circumstances." Moreover, in Rev. Proc. 96-39, the IRS announced that it would not rule on whether a distribution of stock was tax-free under Section 355 of the Internal Revenue Code ("Section 355) "if there have been negotiations, agreements or arrangements with respect to transactions or events which, if treated as consummated before the distribution would result in the distribution" not qualifying under Section

355. Resources' current proposal to acquire Pennzoil is a transaction which, if treated as having been consummated before the Distribution, would result in the Distribution not qualifying for tax-free treatment under Section 355. This is because, if treated as having been consummated prior to the Distribution, it would have resulted in less than 80% of Resources' stock being distributed in the spin-off, and a critical condition for tax-free treatment not being met.

     17. In connection with the Offering, an indemnification agreement was entered into between UPC and Resources (the "Indemnification Agreement"). Among other things, the Indemnification Agreement requires that Resources indemnify UPC for liabilities resulting from or arising out of "(1) the inaccuracy of any factual information provided by Resources in connection with the ruling requested from the Internal Revenue Service on the tax-free nature of [the] Distribution or (2) any act or failure to act without the consent, direction or advice of UPC by Resources or its directors, officers, other employees or agents or other representatives, whether such act or failure to act occurs before or after [the] Distribution." In addition, the indemnity covers any liabilities the indemnified parties have to UPC's stockholders attributable to the spin-off distribution if the distribution is not tax-free as a result of an inaccuracy or act or failure to act as described above.
As Resources has admitted in its publicly filed documents, in the event that Resources is required to indemnify UPC under the Indemnification Agreement, "such an indemnity payment could be very significant in amount."

     18. On October 15, 1996, the Distribution was consummated.

                         Background of the Tender Offer
                         ------------------------------

     19. In February 1997, Jack L. Messman, the Chairman and Chief Executive Officer of Resources, requested a meeting with Mr. Pate. Mr. Messman had been interviewed by Mr. Pate in 1995 for the position of Chief Operating Officer of Pennzoil.

     20. Messrs. Messman and Pate met at Pennzoil's offices on March 4, 1997. During that meeting, Mr. Pate made clear that Pennzoil was not interested in any change of control transaction with Resources or anyone else, which had also been the case in 1995. In addition, Mr. Pate advised Mr. Messman that, since 1995, Pennzoil had embarked upon a five-year strategic plan approved by its board of directors (the "Board") which was designed to increase significantly Pennzoil's earnings, cash flow and stock price.

     21. On May 5, 1997, Messrs. Pate and Messman spoke by telephone.
Mr. Messman invited Mr. Pate to visit him in Ft. Worth but Mr. Pate declined, believing that there was no reason for another meeting. Given this conversation, Mr. Pate was understandably surprised when he received a letter from Mr. Messman dated May 6, 1997, indicating -- in the guise of purporting to restate what was discussed the day before -- that Resources was prepared to pursue a combination with Pennzoil and that Mr. Messman was anxious to "continue our dialogue that began in February."

     22. Mr. Pate responded to Mr. Messman in a letter dated May 8, 1997, in which he stated in no uncertain terms that Pennzoil was not prepared to pursue a change of control transaction with Resources or anyone else. Mr. Pate also again advised Mr. Messman that unlike in 1995, it was now an inappropriate time to consider the combination of Pennzoil and UPR:

     As I explained in our meeting on March 4, 1997, circumstances have changed drastically since our first contact in 1995 when the railroad company [UPC] was considering the disposition of UPR. Pennzoil has, among other things, cut its dividend, slashed its overhead expenses by over $80 million, dramatically improved earnings and cash flow, reduced debt significantly, reduced operating costs, upgraded its oil and gas properties, redirected its capital expenditures program, made great strides in developing our investments in Azerbaijan, staked out significant new exploration and development opportunities internationally, installed new senior oil and gas management, and completed construction of our upgraded refining facilities at Atlas and the new Lake Charles Base Oil Plant (Excel Paralubes). In short, we have addressed many of the strategic issues confronting us in 1995 by aggressive moves that are now only beginning to bring returns to our shareholders.

Mr. Pate also reiterated the changes at Pennzoil since 1995:

          Toward this end, Pennzoil has restructured its financial obligations, business and properties and has embarked upon a series of strategic initiatives and projects which we are fully committed to bringing to fruition during the next five years.

     23. Notwithstanding Mr. Pate's clear statement that Pennzoil was not interested in a transaction with Resources, on June 10, 1997, Mr. Messman again wrote to Mr. Pate concerning "a possible strategic business combination." Mr. Messman asserted that it was in Pennzoil's interests to be acquired by Resources for the same reasons that Pennzoil sought to obtain Resources or its assets in 1995. Of course, as Mr. Pate already had told Mr. Messman several times, Pennzoil is a much different company today than it was in 1995, and the Company's current business plans and strategic goals are very different from its plans and goals in 1995.

     24. Mr. Messman also suggested in his letter the possible terms of Resources' proposal: a purported "value of $80 per share, payable in a combination of cash and [Resources] common stock," structured in two steps -- a cash tender offer for 40-50% of Pennzoil's stock, with the remaining shares to be converted into Resources common stock at some unspecified exchange ratio {the "Proposal"). Thus, Mr. Messman's "Proposal" was a classic example of a coercive, two tiered transaction.

     25. Although Mr. Messman also suggested to Mr. Pate that "after you have reviewed this matter with your Board, you and I meet privately to discuss how best to proceed," it appears that Mr. Messman had no intention of allowing Mr. Pate to discuss the Proposal with Pennzoil's directors before Resources did. Although the Board and its senior officers (including Mr. Pate) were scheduled to meet during the week of June 16 to consider Pennzoil's strategic plan, on June 12 1997 -- just two days after Mr. Messman wrote his letter -- representatives of Resources called several

Pennzoil directors and a least one former director to discuss Resources' proposal. Pennzoil's directors uniformly responded that the appropriate time for the Board to discuss Resources' proposal was at the forthcoming Board meetings.

     26. The Board met on June 17 and 18 to give careful and deliberate consideration to the Proposal. Ten of the eleven Directors are neither present or former employees nor officers of the Company and these outside directors are highly respected business leaders. They are Howard H. Baker (former Chief of Staff to President of the United States and former United States Senator and Senate Majority Leader); W.J. Bovaird (Chairman of The Bovaird Supply Company); W.L. Lyons Brown, Jr. (former Chairman of the Board of Brown-Forman Company); Ernest H. Cockrell (independent oil and gas producer); Harry H. Cullen (independent oil and gas producer); Alfonso Fanjul (Chairman of the Board and Chief Executive Officer of Flo-Sun, Inc.); Berdon Lawrence (President of Hollywood Marine, Inc.); Brent Scowcroft (former Assistant to the President of the United States for National Security Affairs); Gerald B. Smith (Chairman and Chief Executive Officer of Smith, Graham & Co. Asset Managers, L.P.); and Cyril Wagner, Jr. (a partner in Wagner & Brown, an independent oil and gas producer).

     27. At the Board meeting held on June 18, representatives of Lehman Brothers Inc. and Evercore Partners Inc., the Company's financial advisors (the "Advisors"), gave an extensive presentation on the financial merits of the Proposal. The Advisors thereafter delivered their joint opinion that the Proposal was inadequate from a financial point of view.

     28. The Board thereafter discussed the Proposal at length. Among other things, the Board concluded that the Proposal was (i) structurally coercive in that the treatment of non-tendering stockholders - being required to accept Resources stock instead of cash - would distort Pennzoil's shareholders' tender decisions, and (ii) substantively coercive in that shareholders might be inclined to accept UPR's inadequate Proposal because they would not fully appreciate the Company's intrinsic value and long-term growth potential based on initiatives and projects recently completed as well as initiatives planned or underway as part of Pennzoil's strategic business plan. The Board specifically discussed that the Proposal posed a threat to stockholders in that UPR was seeking to usurp for itself the future growth in revenues, net income, cash flow and stock price appreciation which were only beginning to result from the Company's restructuring and cost-cutting efforts and strategic initiatives. The Board also discussed the potential adverse effects of the Proposal on Pennzoil's domestic and international oil and gas agreements and business relationships. The Board concluded that the long-term financial interests of the Company's stockholders were best served by remaining independent and continuing to implement the Company's long-term business strategy.

     29. Following this extensive discussion of the inadequacy and unfairness to Pennzoil's stockholders of the Proposal, the Board unanimously determined that it was not in the interests of Pennzoil or its shareholders to pursue discussions with Resources concerning the Proposal. The Board's decision was communicated to Mr. Messman by Mr. Pate on June 20, 1997.


                       UPR Commences the Tender Offer and
               Distributes the False and Misleading Schedule 14D-1
               ---------------------------------------------------

     30. UPR commenced the Tender Offer on June 23, 1997. The Tender Offer is for 50.1% of the stock of Pennzoil outstanding on a fully diluted basis. Pursuant to the proposal, shareholders are offered the cash price of $84.00 per share for a portion of their shares while shareholders remaining after the first step would participate in a back-end merger in which their outstanding shares woule be converted into shares of UPR common stock in a range of 2.80 to 3.36 UPR shares for each share of Pennzoil stock, with no guarantee of any minimum value per share. The Tender Offer is also highly conditional. In addition to a minimum tender condition, the Tender Offer is conditioned, inter alia, upon UPR being satisfied in its sole discretion that 8 Del. C. Section 203 is satisfied or otherwise inapplicable to the transaction, that the Tender Offer and subsequent merger have been approved pursuant to Article Sixth of Pennzoil's Restated Certificate of Incorporation, that the shareholder rights under Pennzoil's rights' plan have been redeemed or otherwise invalidated or made inapplicable, and the UPR's designees have been elected to the Board of Pennzoil so that such nominees constitute a majority of the Board or that a mutually satisfactory merger agreement has been executed. The Tender Offer is currently scheduled to expire on July 21, 1997.

     31. The Schedule 14D-1 disseminated by UPR in connection with the Tender Offer contains material misrepresentations and omissions that substantially inhibit a full and fair understanding of the adequacy (or not) of the Tender Offer, its background and of the consequences of the second step transaction UPR proposes. First, the Schedule 14D-1 inaccurately characterizes the 1995 discussions between representatives of Pennzoil and UPC in order to create the misleading impression that Mr. Pate suggested - and actually supports - the transaction proposed by UPR. To foster this misleading impression, the Schedule 14D-1 quotes - wholly out of context and without providing the additional information necessary to make the statements made in the Schedule 14D-1 not misleading in light of the circumstances in which they are made - certain statements made by Mr. Pate in January 1995 indicating that a combination of Pennzoil and Resources would "provide the best possible fit."

     32. The Schedule 14D-1 fails to disclose that Mr. Pate's statements were made in the context of Pennzoil's then-proposed tax-efficient acquisition of Resources or its assets from UPC. Mr. Pate made it clear in 1995 that any transaction between Pennzoil and UPC involving Resources depended largely on the tax benefits available to UPC and Pennzoil in the context of a pre-spin-off agreement. The circumstances that existed in 1995 - when Resources was a wholly owned subsidiary of UPC -- permitted great freedom in structuring a tax-efficient transaction. Those circumstances no longer exist. Nowhere are these facts disclosed by UPR to Pennzoil's stockholders, who are led to believe that the transaction proposed by Mr. Pate in 1995 is essentially the same as the transaction proposed by UPR today, and that the circumstances in which Mr. Pate's proposal was made have not changed.

     33. The Schedule 14D-1 further fails to disclose that: (i) in 1995, Pennzoil was interested in a transaction involving Resources or its assets because Resources' assets would assist Pennzoil in its restructuring initiatives; and (ii) in 1997, Pennzoil has accomplished many of its initial restructuring objectives, and the Company's current business plans and strategic goals are very different from its plans and goals in 1995. Thus, the Schedule 14D-1 fails to inform Pennzoil's stockholders that the economic rationale underlying Pennzoil's desire to acquire Resources or its assets in 1995 no longer exists.

     34. The Schedule 14D-1 states affirmatively that, "in October, 1996, UPR began a review of various possible strategic initiatives." (14D-1 at 21). The
Schedule 14D-1 fails to connect the discussion between representatives of Pennzoil and representatives of UPC and UPR in 1995 which related to a possible combination. Thus, the Schedule 14D-1 misleads the stockholders of Pennzoil into the false belief that Resources' interest in Pennzoil arose only within the last four months.

     35. The Schedule 14D-1 also makes false statements and material omissions concerning Mr. Pate and certain of his actions and statements. For example,
Schedule 14D-9 on page 22 states that, "Mr. Pate agreed to visit Ft. Worth..." This statement is completely false. Likewise, the 14D-9 states at page 22 that "Mr. Pate also stated that he believed that Pennzoil's Common Stock could be trading in a range between $80 and $100 per share in the next four to five years...." This statement is also completely false and, as such, materially misleading.

     36. The Schedule 14D-1 fails to disclose that Resources may be liable to UPC for an enormous indemnification payment, the payment of which would have a material adverse effect on Resources and therefore the value of any consideration that would be received by any Pennzoil stockholder who became a Resources stockholder in the second step of any UPR transaction. As discussed in more detail above, the Revenue Ruling provided for the tax-free nature of the Distribution was predicated on UPC's representation that "[Resources] has not allowed any negotiations or discussions, or even any direct or indirect contact, with any possible acquisition target companies regarding an acquisition if [Resources] stock might be used in the acquisitions" and that, as a consequence, "there have been no negotiations, agreements or arrangements with respect to any acquisitions that would involve [Resources] stock." In fact, there were such discussions and contacts regarding a pre-Distribution stock-for-stock merger and if the transaction now proposed by Resources were as a result deemed to take place prior to the Distribution, tax-free status of the Distribution would be lost and the indemnity obligation triggered. Moreover, Mr. Messman's recent correspondence and the statements made by UPR in the Schedule 14D-1 suggest that, from Resources' point of view, there was continuity between the pre-spin-off discussions and the transaction Resources now proposes.

     37. Further, Mr. Messman's June 10, 1997 letter ties UPR's current proposal to Mr. Pate's January 1995 proposal, concluding that "you had a great idea in 1995, and it is still a great idea today. These two companies belong together." The Schedule 14D-1 also continues these assertions noting that, "We have been interested for some time in pursuing a possible transaction with Pennzoil," referencing "Our previous discussions ... [regarding] an ideal business combination ..." and stating that there was, "compelling business logic" in a proposed merger between the companies." Thus, through its disclosures, UPR has created the impression that UPC and/or

Resources intended to proceed with a transaction with Pennzoil in 1995, but artificially called off that transaction for a period of time to allow the Offering and the Distribution to proceed.

     38. The statements made by UPR in the Schedule 14D-1 might cause the IRS to reopen consideration of -- and ultimately withdraw -- the Revenue Ruling or challenge its conclusions on audit. If the Revenue Ruling were withdrawn or otherwise challenged, other issues involving in the Distribution would also lose the protections afforded by the ruling.

     39. Pursuant to the Indemnification Agreement, Resources is required to indemnify UPC for any such liability. Even if the probability of loss of tax free treatment for the Distribution is slight, the magnitude of Resources' potential exposure to UPC is enormous. Indeed, as Resources itself has admitted, "such an indemnity payment could be very significant in amount." The Schedule 14D-1, however, does not inform Pennzoil's stockholders of the possibility that the Revenue Ruling might be withdrawn, or of any facts concerning Resources' potential liability exposure to UPC.

     40. Finally, the Schedule 14D-1 fails to disclose any information on the extent of the adverse accounting consequences of UPR's proposed transaction. If UPR were to acquire Pennzoil, the transaction would be subject to "purchase accounting," under which UPR would be required to offset or reduce future earnings with depreciation, amortization and other adjustments as a result of the proposed transaction. This reduction of earnings and earnings per share as a result of additional depreciation and amortization and other adjustments is commonly referred to as "dilution."

     41. In public statements outside of the Schedule 14D-1, UPR has given incomplete, confusing and conflicting statements about the effect of the proposed transaction on UPR's future earnings, earnings per share and dilution. In a conference call to analysts on June 23, 1997, after the commencement of the Tender Offer, Mr. Messman stated that:

          "values are not determined on a basis of earnings per share, but despite that, we believe we can eliminate the dilution, which is significant, within two years..."

In the same call, Dick Eales, Executive Vice President of UPR, stated that:

          "Our estimates for 1998 ... will result in higher cash flow and higher earnings before the purchase accountings than the street now estimates."

Mr. Messman later stated that:

          "[w]e haven't finished making the allocations yet of purchase price."

Following Mr. Messman's comment, Mr. Eales stated that:

          "There are various ways to allocate purchase price ... we've looked at that in various ways and we haven't pinned that down."

Finally, Mr. Messman stated:

          "We expect that we'll be the ... dilution and earnings per share ....
          We think in two years we'll be practically even with where we are today and then by the third year we'll be off and running into increasing where we are today."

     42. Under purchase accounting, if the proposed transaction were completed, UPR would have to record the transaction at its fair value. In recording such fair value, UPR would have to increase the recorded value of Pennzoil's assets by (i) the excess of (a) the purchase price for Pennzoil common stock in the proposed transaction over (b) the book value of Pennzoil's equity (the "Excess Cost"), and (ii) the amount of future tax liability attributable to the assets acquired as a result of the form of the transaction (the "Deferred Taxes"). In the transaction as proposed by UPR, the Excess Cost would be about $3.2 billion, and the Deferred Taxes would be about $1.1 billion. Accounting rules require the sum of $4.3 billion to be amortized or depreciated by UPR (i.e., deducted from income) ratably over the estimated useful lives of the assets acquired. Assuming an average useful life of seven years for the acquired assets (which approximates the average life of Pennzoil's proved oil and gas properties), the incremental reduction in income for UPR as a result of the required depreciation or amortization would total approximately $615 million on a pre-tax basis.

     43. Moreover, UPR has stated that it would finance the acquisition of 50.1% of Pennzoil's stock with indebtedness. Using an assumed interest rate of 6% per annum, the additional negative impact on income would be about $125 million annually (the "Additional Interest"). Assuming a tax rate of 40% for UPR, the after-tax annual negative impact resulting from the Excess Cost, the Deferred Taxes and the Additional Interest adjustments would be about $440 million as a result of the proposed combination. This $440 million amount represents the amount of additional earnings UPR would have to generate annually above and beyond earnings that would otherwise be generated from the combined assets of UPR and Pennzoil in order to avoid dilution. For purposes of comparison, UPR earned net income of $321 million in 1996, and Pennzoil earned net income of $134 million in 1996. Assuming the issuance of 84,000,000 additional UPR shares as proposed by UPR in the transaction, UPR would suffer an even more massive dilution on a per share basis.

     44. The negative earnings and earnings per share impact of the proposed transaction has not been disclosed by UPR in its Schedule 14D-1. Pennzoil's stockholders -- who are being asked by UPR to accept UPR stock in the second step of UPR's proposed transaction -- are not informed that the accounting treatment of UPR's proposed transaction may be materially unfavorable and may adversely affect the value of UPR stock to be received in the second step.

                                Irreparable Harm
                                ----------------

     45. Pennzoil and its stockholders are being irreparably harmed by the false and misleading statements and omissions made by UPR in the Schedule 14D-1 and will continue to be irreparably harmed unless UPR is preliminarily and permanently enjoined (1) from making false and misleading statements and omissions in connection with the Tender Offer and (2) to make corrective disclosures that cure all of the materially false and misleading statements and omissions made to date. Pennzoil's stockholders have been, and absent injunctive relief will continue to be, denied material information to which they are lawfully entitled and which is essential to making an informed decision on whether to tender their shares of Pennzoil stock to UPR.

                                    COUNT I
                                    -------

     46. Plaintiff realleges and incorporates by reference herein the allegations set forth in paragraphs 1 through 45 above as if fully set forth herein.

     47. The Schedule 14D-1 makes untrue statements of material fact and fails to state material facts that are necessary to make the statements made in the Schedule 14D-1, in light of the circumstances in which they are made, not misleading.

     48. These false and misleading statements constitute violations of Section 14(e) of the Exchange Act and of the SEC's rules and regulations promulgated thereunder.

     49. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants as follows:

          a. preliminary and permanently enjoining defendants (1) from making false and misleading statements and omissions in connection with the Tender Offer and (2) to make corrective disclosures that cure all of the materially false and misleading statements and omissions made by defendants in the
Schedule 14D-1;

          b. preliminarily and permanently enjoining defendants, and all persons acting in concert with them, from acquiring shares of stock of Pennzoil, through any purported tender offer or otherwise, until at least 30 days after dissemination of complete and accurate securities filings'

          c. awarding plaintiff its costs and attorneys fees in connection with this action; and

         d. granting plaintiff such other and further relief as the Court may deem just and proper.



OF COUNSEL:
                                      /s/Charles F. Richards, Jr.
Gibbs & Bruns, L.L.P.                 -----------------------------------------
1100 Louisiana                        Charles F. Richards, Jr. (I.D. No. 701)
Suite 5300                            Thomas A Beck (I.D. No. 2086)
Houston, TX 77002                     Daniel A. Dreisbach (I.D. No. 2583)
                                      Robert J. Stearn, Jr. (I.D. No. 2915)
                                      J. Travis Laster (I.D. No. 3514)
                                      Richards, Layton & Finger
                                      One Rodney Square
                                      P.O. Box 551
                                      Wilmington, DE 19899
                                      (302) 658-6541
                                      Attorney's for Plaintiff Pennzoil Company




Dated: June 25, 1997